NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, [redacted]bia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: [redacted]83-8903
Website: www.novawest.com est.com

For Immediate Release:

Quebec Property Acquisitions

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

September 20, 2004

Mr. Patrick D. O'Brien, President of Novawest Resources Incorporated ("the Company" – symbol NVE on the TSX Venture Exchange and NWM on the Frankfurt Exchange) is pleased to report that the company has arranged the acquisition of the following properties:

1. The purchase of eight mining titles located in the Province of Quebec to be known as the Homer Property.

2. The purchase of 24 mining titles located in the Province of Quebec to be known as the Iliad Property.

In each case these properties are subject to a 2% Net Smelter Royalty, one-half of which the company may, at its discretion, purchase for $500,000. All shares issued relative to the above purchases will be subject to resale restrictions applicable under the BC Securities Act and the policies of the TSX Venture Exchange. All terms are subject to regulatory approval.

3. An option to purchase 35 mining titles in the Province of Quebec to be described as the Odyssey Property.

This property is subject to a 3% Net Smelter Royalty, two-thirds of which the Company may, at its discretion, purchase for $1,000,000. Additionally, Novawest has the right of first refusal to acquire the remaining one–third of the NSR. All shares issued relative to this option agreement will be subject to resale restrictions applicable under the BC Securities Act and the policies of the TSX Venture Exchange. All terms are subject to regulatory approval.

The company intends to carry out preliminary exploration programs on these properties over the next six months following which results and further information will be released.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

dlw 9/29

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.